Exhibit 99.1

CYBERARK SOFTWARE Ltd.

94 Em-Ha’moshavot Road, Park Azorim, P.O. Box 3143, Petach Tikva 4970602, Israel

May 4, 2015

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NOTICE OF 2015 ANNUAL GENERAL MEETING OF SHAREHOLDERS

TO BE HELD ON JUNE 10, 2015

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Dear CyberArk Software Ltd. Shareholders:

We cordially invite you to attend the 2015 Annual General Meeting of Shareholders, or the Meeting, of CyberArk Software Ltd., or the Company, to be held at 4:30 p.m. (Israel time) on June 10, 2015, at our offices at 94 Em-Ha’moshavot Road, Park Azorim, P.O. Box 3143, Petach Tikva 4970602, Israel.

The Meeting is being called for the following purposes:

(1)	To re-elect each of (a) Ehud (Udi) Mokady and (b) David Schaeffer for a three-year term as a Class I director of the Company, until the Company’s annual general meeting of shareholders in 2018 and until their respective successors are duly elected and qualified.

(2)	To approve, in accordance with the requirements of the Israeli Companies Law, 5759-1999, or the Companies Law: (i) an increase in the annual base salary of the Company’s President, Chief Executive Officer and director, Ehud (Udi) Mokady, and (ii) a one-time grant of options to purchase ordinary shares of the Company, par value NIS 0.01 per share, or ordinary shares, and restricted share units, to Mr. Mokady.

(3)	To approve an amendment to our 2014 Share Incentive Plan to increase the percentage of our outstanding share capital (from 2% to 4%) and the absolute number of ordinary shares (from two million to four million) by which the pool of ordinary shares may increase on an annual basis under the “evergreen” provision of that plan.

(4)	To approve a one-time increase in the number of ordinary shares available for issuance under our 2014 Share Incentive Plan by 2% of our total number of outstanding ordinary shares as of December 31, 2014.

(5)	To approve the re-appointment of Kost Forer Gabbay & Kasierer, registered public accounting firm, a member firm of Ernst & Young Global, as our independent registered public accounting firm for the year ending December 31, 2015 and until our 2016 annual general meeting of shareholders, and to authorize our Board of Directors to fix such accounting firm’s annual compensation.

Members of our management will be available at the Meeting to review and discuss our auditor’s report and consolidated financial statements for the year ended December 31, 2014.

Our Board of Directors recommends that you vote in favor of each of the above proposals, which are described in the accompanying Proxy Statement.

Shareholders of record at the close of business on May 8, 2015 are entitled to notice of and to vote at the Meeting.

Whether or not you plan to attend the Meeting, it is important that your shares be represented and voted at the Meeting. Accordingly, after reading the Notice of 2015 Annual General Meeting of Shareholders and accompanying Proxy Statement, please mark, date, sign and mail the enclosed proxy or voting instruction form as promptly as possible in the enclosed stamped envelope. If voting by mail, the proxy must be received by our transfer agent or at our registered office not later than 11:59 p.m. (EST) on June 9, 2015 to be validly included in the tally of ordinary shares voted at the Meeting. An earlier deadline may apply to receipt of your voting instruction form, if indicated therein. Detailed proxy voting instructions are provided both in the Proxy Statement and on the enclosed proxy card and voting instruction form. In the alternative, shareholders who hold their shares in “street name” (i.e., through a bank, broker, or other nominee) may be able to utilize the control number appearing on their voting instruction form to submit their voting instruction to their brokers, trustees or nominees by other means, including via the Internet (at www.proxyvote.com), if so indicated on their voting instruction form. An electronic copy of the enclosed proxy materials will also be available for viewing at http://investors.cyberark.com. The full text of the proposed resolutions, together with the form of proxy card for the Meeting, may also be viewed beginning on the day on which the Proxy Statement will first be mailed to our shareholders, at the registered office of the Company, 94 Em-Ha’moshavot Road, Park Azorim, Petach Tikva, Israel, from Sunday to Thursday (excluding holidays), 10:00 a.m. to 5:00 p.m. (Israel time).  Our telephone number at our registered office is +972-3-918-0000.

Sincerely, Gadi Tirosh Chairman of the Board of Directors